Exhibit 99.1

Media Contacts:
Tally Netzer, Director of Marketing Communications, Optibase, Ltd.
011-972-9-9709-125
tallyn@optibase.com

Jane Pruitt, ink Communications for Optibase
+1-617-488-0988 ext. 3
jane@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

Optibase Solution Used to Prepare Military Leaders in the US Army’s Fort Leavenworth

Optibase Provides a State-Of-The-Art IPTV Encoding Solution for Fort Leavenworth's Command and
General Staff College

HERZLIYA, Israel, September 25, 2007 – Optibase Ltd. (NASDAQ:OBAS) a leading provider of advanced digital video solutions together with InfoValue, a leading provider of comprehensive broadband streaming platforms and solutions, supplied Fort Leavenworth’s Command and General Staff College with an end-to-end IPTV system for its officers’ leadership educational program.

The US Army’s Command and General Staff College (CGSC), located at Fort Leavenworth, educates and trains intermediate level Army Officers, International Officers and Interagency leaders. The College prepares them to operate in full spectrum Army, joint interagency and multinational operations as field grade commanders and staff officers. Over the years the focus has changed from preparing the Army and its leaders for war, to transforming it to meet new future threats and join the Global War on Terrorism.

In order to deal with the complexities of new global threats, it was necessary to integrate a sophisticated video solution as part of the training toolset. Optibase’s carrier grade Media Gateway (MGW) 1100 video encoding and streaming platforms, combined with InfoValue’s BizTV IPTV solution created a complete educational broadcasting system that brings the outdoor operational environment inside the college premises.

Opitbase’s MGW platforms offer a Telco-grade IPTV streaming solution in a compact, cost-effective platform. By utilizing cutting-edge MPEG-4 H.264 technology to encode and stream channels to the classroom, live video can be delivered with high picture quality and low bit rates.

“We are very proud to be deployed in the US Army’s Command and General Staff College” Said Adam Schadle, President, Optibase Inc. “Optibase’s MGW product offers the Army all the features of a sophisticated carrier-grade video streaming platform that is easy to deploy and upgrade for additional channel capacity. It provides the best of both worlds; cost effectiveness together with top video quality and reliability. For the Army this translates into being able to create the most effective educational experience.”

About The US Army Command and General Staff College
The US Army Command and General Staff College educates and develops leaders for full spectrum joint, interagency and multinational operations; it acts as lead agent for the Army’s leader development program; and advances the art and science of the profession of arms in support of Army operational requirements. The US Army Command and General Staff College strives to be an educational center of excellence.  A renowned academic leader in the study of leadership, the conduct of joint and combined land warfare, and the application of Joint, Interagency, and Multi-National organizations to synchronize all elements of power to achieve national objectives.  It provides field commanders with well-trained and well-educated leaders, in-depth research in the professional body of knowledge, and reach-back planning in support of ongoing operations. It’s world-class faculty is dedicated to learning and advancing the professional body of knowledge. For more information: http://www-cgsc.army.mil/about.asp

About InfoValue
Founded in 1994 and experts in providing comprehensive IPTV platforms and solutions, InfoValue is recognized for innovations and advances in IPTV technology that has set the pace in performance, scalability and intelligence. InfoValue QuickVideo, which is currently being used by telecommunication carriers, corporations, governments, educational institutions, hospitality providers, and broadcasters around the world, offers interactive video-on-demand and video multicast capabilities, as well as integrated video indexing, distributed video caching, server clustering, and video service management capabilities. InfoValue delivers turnkey IPTV solutions for specific industries, including InfoValue SuiteTV for hospitality, InfoValue BizTV for training and communications, and InfoValue NextGenTV for residential. More information is available at www.infovalue.com

About Optibase
Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.